SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **January 24, 2006**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement

On January 24, 2006, the Executive Compensation Committee of the ALLETE, Inc. (ALLETE or Company) Board of Directors approved the 2006 long-term incentive award opportunities for eligible executives under the ALLETE Executive Long-Term Incentive Compensation Plan. The form of nonqualified stock option grant and form of performance share grant are attached to this Form 8-K as Exhibit 10(a)1 and 10(a)2, respectively, and hereby incorporated by reference. The performance measure used to determine performance share awards for the three-year performance cycle ending December 31, 2008, is the Company's total shareholder return relative to its peer group.

The Executive Compensation Committee also reviewed and approved the 2006 annual and long-term incentive award opportunities, financial and strategic nonfinancial goals for the President of ALLETE Properties, LLC, pursuant to the ALLETE Executive Long-Term Incentive Compensation Plan and the ALLETE Executive Annual Incentive Plan. The form of long-term cash incentive award, form of stock grant and form of annual award, are attached to this Form 8-K as Exhibit 10(a)3, 10(a)4 and 10(b), respectively, and hereby incorporated by reference.

The ALLETE Executive Annual Incentive Plan authorizes the Executive Compensation Committee to award cash bonuses based on the Company's performance during the year. The ALLETE Executive Long-Term Incentive Compensation Plan authorizes the Executive Compensation Committee to grant awards in ALLETE common stock or cash.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Shell Company Transactions – Not applicable

(d)   Exhibits

Exhibit
Number

10(a)1 - Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant.

10(a)2 - Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Performance Share Grant.

10(a)3 - Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Long-Term Cash Incentive Award – President of ALLETE Properties, LLC.

10(a)4 - Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Stock Grant – President of ALLETE Properties, LLC.

10(b) - Form of ALLETE Executive Annual Incentive Plan 2006 Award – President of ALLETE Properties, LLC.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- our ability to access capital markets;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed under the heading "Factors that May Affect Future Results" in Item 7 of ALLETE's 2004 Form 10-K and Item 2 of its Form 10-Q for the quarterly period ended September 30, 2005. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2004 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

January 30, 2006

/s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number		
10(a)1	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant.
10(a)2	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Performance Share Grant.
10(a)3	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Long-Term Cash Incentive Award – President of ALLETE Properties, LLC.
10(a)4	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Stock Grant – President of ALLETE Properties, LLC.
10(b)	-	Form of ALLETE Executive Annual Incentive Plan 2006 Award – President of ALLETE Properties, LLC.

ALLETE
EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
NONQUALIFIED STOCK OPTION GRANT
[eligible executives excluding President of ALLETE Properties, LLC]

Name

SS#

In accordance with the terms of ALLETE's Executive Long-Term Incentive Compensation Plan (the "Plan"), as determined by and through the Executive Compensation Committee of ALLETE's Board of Directors, ALLETE hereby grants to you (the "Participant"), subject to the terms and conditions set forth in this Grant (including Annex A hereto and all documents incorporated herein by reference) the rights and options (the "Options") to purchase from ALLETE, shares of its common stock, without par value, as set forth below:

Number of Options Granted:	
Number of Shares to which Options Pertain:	
Date of Grant:	February 1, 2006
Option Price:	
Vesting:	33% on February 1, 2007 33% on February 1, 2008 34% on February 1, 2009
Expiration Date:	Close of business on February 1, 2016
Exercise Period:	Date of Vesting through Expiration Date

Further terms and conditions of the Grant are set forth in Annex A hereto, which is an integral part of this Grant. This Grant is made in accordance with the Plan, which was approved by ALLETE's shareholders at the 2005 Annual Meeting. All terms, provisions and conditions applicable to the Options set forth in the Plan and not set forth herein are incorporated by reference. To the extent any provision hereof is inconsistent with a provision of the Plan, the provisions of the Plan will govern.

These Options are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended.

IN WITNESS WHEREOF, ALLETE has caused this Grant to be executed by its Chairman, President and Chief Executive Officer as of the date and year first above written.

ALLETE

By:______________________________

Chairman, President and CEO

Attachment: Annex A

ANNEX A
TO
EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
NONQUALIFIED STOCK OPTION GRANT
[eligible executives excluding President of ALLETE Properties, LLC]

1.   Further Terms and Conditions of Options. The Grant of Options evidenced by the Grant to which this is annexed is subject to the following additional terms and conditions:

(a)   Exercise of Options. Except as otherwise provided in subsection (b) hereof, upon a Change in Control as set forth in the Plan or as the Executive Compensation Committee (the "Committee") may determine, the Participant must be in the employ of ALLETE or a Subsidiary thereof at the time the Options are exercised. Subject to the foregoing and to subsection (b) hereof, after vesting, the Options may be exercised in whole or in part from time to time by written or electronic notice of exercise delivered to Computershare, such notice to be received and effective not later than the Expiration Date, specifying the number of Shares to be purchased. In the event that the Expiration Date shall fall on a day that is not a regular business day at ALLETE's executive offices in Duluth, Minnesota, such notice must be delivered to Computershare no later than the last regular business day prior to the Expiration Date.

(b)   Exercise Upon Death, Retirement, or Disability; Forfeiture Upon Termination of Employment for Cause, Demotion, or Unsatisfactory Job Performance.

(1) If the Participant retires pursuant to the terms of a tax-qualified retirement plan of ALLETE or a Subsidiary or upon such other retirement as may be approved by the Committee, the Options, to the extent not yet vested, shall vest in full and all Options covered by the Grant, to the extent not yet exercised, shall be exercisable by the Participant in full at any time during the three-year period immediately following his retirement, but in no event after the Expiration Date.

(2) In the event of the death of the Participant while in the employ of ALLETE or a Subsidiary, the Options, to the extent not yet vested, shall vest in full and all Options covered by the Grant, to the extent not yet exercised, shall be exercisable by the executors, administrators, legatees or distributees of his estate, as the case may be, in full at any time during the one-year period following his death, but in no event after the Expiration Date.

(3) In the event of the termination of the employment of the Participant due to Disability (as defined in Section 22(e)(3) of the Code), the Options, to the extent not yet vested, shall vest in full and all Options covered by the Grant, to the extent not yet exercised, shall be exercisable in full at any time during the one-year period following such termination of employment, but in no event after the Expiration Date.

(4) If the Participant's employment or service with the Company terminates for any reason other than for Cause (defined below). Participant shall have ninety (90) days from the date of termination of employment or service to exercise vested options and all unvested options will be forfeited as of the date of termination.

(5) If the Participant's employment with the Company or any Subsidiary is terminated for Cause, all outstanding unvested and vested Options shall be forfeited as of the date of such termination of employment or service. Cause is defined as (a) any conduct by the Participant that causes or threatens a loss to the Company; (b) any violation of any Company policy; (c) Participant's refusal or neglect to substantially perform his or her obligations and services; (d) violation of the Company's code of business conduct and ethics; or (e) Participant's arrest, conviction or admission of any crime involving injury to persons, misappropriation of money, or damage to property.

(6) If the Participant is demoted, or if ALLETE or a Business Unit determines in its sole discretion that the Participants job performance is unsatisfactory, ALLETE reserves the right to cancel any grants and unvested options.

(7) Notwithstanding the foregoing, the Committee may, in its discretion and at any time, provide that the Options may be exercisable during a period of up to 5 years following termination of employment but in no event after the Expiration Date.

2.   Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through him shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board or the Committee.

3.   Notices. Any notice hereunder to ALLETE shall be addressed to its office, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

4.   Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan.

5.   Governing Law and Severability. To the extent not preempted by Federal law, the Grant will be governed by and construed in accordance with the laws of the State of Minnesota, without regard to conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

Exhibit 10(a)2

ALLETE

EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN

PERFORMANCE SHARE GRANT

[eligible executives excluding President of ALLETE Properties, LLC]

Name

SS #

In accordance with the terms of ALLETE's Executive Long-Term Incentive Compensation Plan (the "Plan"), as determined by and through the Executive Compensation Committee of ALLETE's Board of Directors, ALLETE hereby grants to you (the "Participant") Performance Shares, as set forth below, subject to the terms and conditions set forth in this Grant (including Annexes A and B hereto and all documents incorporated herein by reference):

Number of Performance Shares Granted:	
Date of Grant:	February 1, 2006
Performance Period:	January 1, 2006 through December 31, 2008
Performance Goals:	See Annex B

This Grant is made in accordance with the Plan, which was approved by ALLETE's shareholders at the 2005 Annual Meeting.

Further terms and conditions of the Grant are set forth in Annex A hereto and Performance Goals are set forth in Annex B hereto, which are integral parts of this Grant.

All terms, provisions and conditions applicable to the Performance Shares set forth in the Plan and not set forth herein are incorporated by reference. To the extent any provision hereof is inconsistent with a provision of the Plan, the provisions of the Plan will govern.

IN WITNESS WHEREOF, ALLETE has caused this Grant to be executed by its Chairman, President and Chief Executive Officer as of the date and year first above written.

ALLETE

By:_____
Chairman, President and CEO

Attachments: Annex A and Annex B

ANNEX A
TO
ALLETE
EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
PERFORMANCE SHARE GRANT
[eligible executives excluding President of ALLETE Properties, LLC]

1. <u>Further Terms and Conditions of Performance Shares.</u> The Grant of Performance Shares evidenced by the Grant to which this is annexed is subject to the following additional terms and conditions:

(a) <u>Dividend Equivalents.</u> The Participant shall receive Dividend Equivalents with respect to the number of Performance Shares subject to the Grant. Dividend Equivalents shall be calculated and credited to the Participant at the end of the Performance Period. The Dividend Equivalents shall be in the form of additional Performance Shares, which shall be added to the number of Performance Shares subject to the Grant, and which shall equal the number of Shares (including fractional Shares) that could be purchased on the dividend payment dates, based on the closing sale price as reported in the consolidated transaction reporting system on that date, with cash dividends that would have been paid on Performance Shares, if such Performance Shares were Shares.

(b) <u>Satisfaction of Goals.</u> At the end of the Performance Period, the Executive Compensation Committee (the "Committee") shall determine the extent to which the Performance Goals have been met. The Participant will not be credited with any Performance Shares if the threshold level has not been met. Subject to the provisions of subsection (d) hereof and to provisions in the Plan for change in control, percentages of the Performance Share grant shall be credited to the Participant as follows: If the threshold level has been met, 50% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. If the target level has been met, 100% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. If the superior level has been met, 200% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. Straight line interpolation will be used to determine earned awards based on achievement of goals between the threshold, target and superior levels.

(c) <u>Payment.</u> Subject to the provisions of subsection (d) hereof and to provisions in the Plan for change in control, Performance Shares as determined by the Committee according to subsection (b) hereof shall be paid out 100% (as increased by the Dividend Equivalents) within two and one half months after the end of the Performance Period and after the Committee has determined the extent to which Performance Goals have been met. Payment shall be made, after withholding Performance Shares equal in value to the Participant's income tax obligation via a deposit of ALLETE common stock into an Invest Direct account. Performance Share awards shall not vest until paid.

(d)   Payment Upon Death, Retirement or Disability; Forfeiture of Unvested Shares Upon Demotion, Unsatisfactory Job Performance or Other Termination of Employment.

(1)   During a Performance Period (i) if the Participant retires pursuant to the terms of a tax qualified retirement plan of ALLETE or a Subsidiary or upon such other retirement as may be approved by the Committee, (ii) in the event of the death of the Participant while in the employ of ALLETE or a Subsidiary, or (iii) in the event of the termination of the employment of the Participant due to Disability (as defined in Section 22(e)(3) of the Code), the Participant (or the Participant's beneficiary or estate) shall receive a payment of any Performance Shares (as increased by the Dividend Equivalents) after the end of the Performance Period, promptly after the Committee has determined the extent to which Performance Goals have been met. The payment shall be prorated based upon the number of whole calendar months within the Performance Period which had elapsed as of the date of death, retirement or termination due to Disability in relation to the number of calendar months in the full Performance Period. A whole month is counted in the calculation if the Participant was in the position as of the 15th of the month.

(2)   After the end of a Performance Period, but before any or all Performance Shares have been paid, if as specified in subsection (d)(1) above, a Participant retires, dies or Participant's employment is terminated due to Disability, the Participant (or the Participant's beneficiary or estate) shall be entitled to a full payout of all Performance Shares (as increased by the Dividend Equivalents), which shall be paid out at the next scheduled performance share payment date.

(3)   If prior to payment of all Performance Shares, the Participant is demoted, or ALLETE or a Business Unit determines, in its sole discretion, that the Participant's job performance is unsatisfactory, ALLETE reserves the right to cancel or amend the Participant's grant relating to any unpaid Performance Shares, with the result that some portion or all of the Participant's unpaid Performance Shares are forfeited.

(4)   If the Participant's employment with ALLETE or any Subsidiary terminates for any reason other than death, Disability or retirement, as specified in subsection (d)(1) hereof, all Performance Shares and related Dividend Equivalents to the extent not yet paid shall, except as otherwise provided by the Committee, be forfeited on the date of such other termination of employment.

2.   Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through Participant shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board or the Committee.

3.   Notices. Any notice hereunder to ALLETE shall be addressed to its office, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be

directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

4.   Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan.

5.   Governing Law and Severability. To the extent not preempted by the Federal law, the Grant will be governed by and construed in accordance with the laws of the State of Minnesota, without regard to conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

ANNEX B

TO

ALLETE

EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN

PERFORMANCE SHARE GRANT

[eligible executives excluding President of ALLETE Properties, LLC]

Financial Measure:

Total Shareholder Return (TSR) computed over the three-year period January 1, 2006 to December 31, 2008.

Performance Share Award:

If ALLETE's TSR ranking is 3rd or higher among a peer group of 16 companies (superior performance), 200% of the Performance Share grant will be awarded. If ALLETE's TSR performance ranks 7th among the peer group (target performance), 100% of the Grant will be awarded. If ALLETE's TSR performance ranks 10th (threshold performance), 50% of the Grant will be awarded. If TSR performance is below threshold, no Performance Shares will be awarded. Straight-line interpolation will be used to determine earned awards based on the TSR ranking between threshold, target and superior.

TSR Rank	Perf. Level	Payout %
1		200.0%
2		200.0%
3	Superior	200.0%
4		175.0%
5		150.0%
6		125.0%
7	Target	100.0%
8		83.3%
9		66.7%
10	Threshold	50.0%
11		0%
12		0%
13		0%
14		0%
15		0%
16		0%
17		0%

Exhibit 10(a)3

ALLETE Executive Long-Term Incentive Compensation Plan
Form of Long-Term Cash Incentive Award
President of ALLETE Properties, LLC

2006 Goals and Award Opportunity

Base Salary $

    Times

Award Opportunity (percent of base salary)   %_____

    Equals

Target Award Opportunity $

    Times

Performance Scorecard Achievement (0% - 120%) /1

    Equals

Cash Incentive Award /2 $_____

/1 The Performance Scorecard includes one financial goal and six strategic nonfinanical goals. Goal achievement will be determined at the end of 2006.

/2 Award Vesting: 30% on February 1, 2007; 30% on February 1, 2008; 40% on February 1, 2009.

Exhibit 10(a)4

ALLETE

EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN

STOCK GRANT

[President of ALLETE Properties, LLC]

Name

SS #

In accordance with the terms of ALLETE's Executive Long-Term Incentive Compensation Plan (the "Plan"), as determined by and through the Executive Compensation Committee of ALLETE's Board of Directors, ALLETE hereby grants to you (the "Participant") the right to receive ALLETE Common Stock, as set forth below, subject to the terms and conditions set forth in this Grant (including Annex A hereto and all documents incorporated herein by reference):

Number of Shares of ALLETE Common Stock:

Date of Grant: February 1, 2006

Vesting Period:
30% on February 1, 2007
30% on February 1, 2008
40% on February 1, 2009

This Grant is made in accordance with the Plan, which was approved by ALLETE's shareholders at the 2005 Annual Meeting.

Further terms and conditions of the Grant are set forth in Annex A hereto, which is an integral part of this Grant.

All terms, provisions and conditions set forth in the Plan and not set forth herein are incorporated by reference. To the extent any provision hereof is inconsistent with a provision of the Plan, the provisions of the Plan will govern.

IN WITNESS WHEREOF, ALLETE has caused this Grant to be executed by its Chairman, President and Chief Executive Officer as of the date and year first above written.

ALLETE

By:_____
Chairman, President and CEO

Attachment: Annex A

ANNEX A

TO

ALLETE

EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN

STOCK GRANT

[President of ALLETE Properties, LLC]

1. <u>Further Terms and Conditions of Stock Grant.</u> The Grant of Shares evidenced by the Grant to which this is annexed is subject to the following additional terms and conditions:

(a) <u>Dividend Equivalents.</u> The Participant shall not receive Dividend Equivalents with respect to the number of Shares subject to the Grant.

(b) <u>Payment.</u> Subject to the provisions of subsection (c) hereof, payment shall be made within two and one half months after the end of the vesting period, after withholding Shares equal in value to the Participant's income tax obligation via a deposit of ALLETE common stock into an account in the ALLETE Invest Direct plan.

(c) <u>Payment Upon Death, Retirement, Disability, Forfeiture of Unvested Shares Upon Unsatisfactory Job Performance, or Other Termination of Employment.</u>

(1) During the Vesting Period (i) if the Participant retires pursuant to the terms of a tax qualified retirement plan of ALLETE or a Subsidiary or upon such other retirement as may be approved by the Committee, (ii) in the event of the death of the Participant while in the employ of ALLETE or a Subsidiary, or (iii) in the event of the termination of the employment of the Participant due to Disability (as defined in Section 22(e)(3) of the Code), all unvested Shares of Stock shall vest and be paid within two and one half months after such event to the Participant (or the Participant's beneficiary or estate). The payment shall be prorated based upon the number of whole calendar months within the three year Vesting Period which had elapsed as of the date of death, retirement or termination due to Disability in relation to the number of calendar months in the three year Vesting Period. A whole month is counted in the calculation if the Participant was in the position as of the 15th of the month.

(2) If prior to payment of all Shares, the Participant is demoted, or ALLETE or a Business Unit determines, in its sole discretion, that the Participant's job performance is unsatisfactory, ALLETE reserves the right to cancel or amend the Participant's grant relating to any unpaid Shares, with the result that some portion or all of the Participant's unpaid Shares are forfeited.

(3) If the Participant's employment with ALLETE or any Subsidiary terminates for any reason other than death, Disability or retirement, as specified in subsection (c)(1) hereof, all Shares to the extent not yet vested shall, except as otherwise provided by the Committee, be forfeited on the date of such other termination of employment.

2.   Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through Participant shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board or the Committee.

3.   Notices. Any notice hereunder to ALLETE shall be addressed to ALLETE, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

4.   Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan.

5.   Governing Law and Severability. To the extent not preempted by the Federal law, the Grant will be governed by and construed in accordance with the laws of the State of Minnesota, without regard to conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

Exhibit 10(b)

ALLETE Executive Annual Incentive Plan
Form of Annual Award
President of ALLETE Properties, LLC

2006 Financial Goals and Award Opportunity

Achievement Bonus Pool (0.0% - 0.84% of Total Land Sales) $

    Plus

Incentive Bonus Pool (0.0% - 0.35% of Total Net Income) $

    Equals

Bonus Pool Opportunity $

    Times

Performance Scorecard Goal Achievement (0% - 120%) /1   %

    Equals

Annual Incentive Award $

/1 The Performance Scorecard includes one financial goal and six strategic nonfinanical goals. Goal achievement will be determined at the end of 2006.